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                                             File No.70-9109


                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                by

                NEW ENGLAND ELECTRIC SYSTEM (NEES)

  It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 10, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission as follows:

  During the quarter ended December 31, 1998, NEES made no new money borrowings and had no short-term debt outstanding.



                            SIGNATURE

  Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this certificate of notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                             NEW ENGLAND ELECTRIC SYSTEM


                                s/John G. Cochrane
                             By
                                John G. Cochrane
                                Treasurer

Date: February 10, 1999

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.